Exhibit (d)(7)

FORM OF AMENDED AND RESTATED EXHIBIT A TO MANAGEMENT AGREEMENT – FUNDS AND

MANAGEMENT FEES

Pursuant to Section 6(a) of the Management Agreement, the Trust shall pay NTI a fee at the annual rate calculated as a percentage of each Current Fund’s assets as set forth below:

Fund		FEE RATE (%)
	First $1 Billion	Next $1 Billion	Over $2 Billion
Active M Emerging Markets Equity	1.08%	1.048%	1.017%
Active M International Equity	0.82%	0.795%	0.771%
Active M U.S. Equity	0.64%	0.621%	0.602%
Multi-Manager Global Listed Infrastructure	0.90%	0.873%	0.847%
Multi-Manager Global Real Estate	0.89%	0.863%	0.837%
Northern Engage360™ Fund	0.68%	0.66%	0.640%

Fund		FEE RATE (%)
	First $1.5 Billion	Next $1 Billion	Over $2.5 Billion
Multi-Manager High Yield Opportunity	0.83%	0.805%	0.781%
Multi-Manager Emerging Markets Debt Opportunity	0.85%	0.825%	0.80%

Effective: November [15], 2017

NORTHERN FUNDS	THE NORTHERN TRUST COMPANY

By:	By:

Name:	Name:

Title:	Title: